FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X       Form 40-F
                                   ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Consolidated financial statements prepared in accordance with international financial reporting standards as of December 31, 2002 and 2001 together with report of independent public accountants.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEZ, a. s.
                                      ------------------------
                                            (Registrant)

Date: April 23, 2003
                                   By:
                                      -----------------------------
                                             Libuse Latalova
                                      Head of Finance Administration

CEZ, A. S., AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS
AS OF DECEMBER 31, 2002 AND 2001


TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and the Supervisory Board of CEZ, a. s.:


We have audited the accompanying consolidated balance sheet of CEZ, a. s. ("the Company") and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, cash flows and the related notes for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEZ, a. s., and subsidiaries as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with International Financial Reporting Standards.

The consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors. Those auditors expressed an unqualified opinion on them in their reports dated March 12, 2002 and March 23, 2001.





Ernst & Young CR, s.r.o.



February 24, 2003

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 and 2001

CZK in Millions
                                                             2002         2001
Assets

Property, plant and equipment:

    Plant in service                                       242,338       180,252
    Less accumulated provision for depreciation            103,355        92,614
                                                        ----------    ----------

       Net plant in service (Note 3)                       138,983        87,638
    Nuclear fuel, at amortized cost                          7,931         5,967
    Construction work in progress (Note 23)                 56,513       111,929
                                                        ----------    ----------
       Total property, plant and equipment                 203,427       205,534

Investment in associate (Note 2.2)                           5,880         5,518
Investments and other financial assets, net (Note 4)         5,631         5,195
Intangible assets, net (Note 5)                              1,174         1,144
                                                        ----------    ----------
       Total non-current assets                            216,112       217,391

Current assets:

    Cash and cash equivalents (Note 6)                       4,225         2,280
    Receivables, net (Note 7)                                4,117         3,933
    Income tax receivable                                    1,994             -
    Materials and supplies, net                              2,464         2,489
    Fossil fuel stocks                                         618           657
    Other current assets (Note 8)                            1,935         2,277
                                                        ----------    ----------
       Total current assets                                 15,353        11,636
                                                        ----------    ----------
Total assets                                               231,465       229,027
                                                        ==========    ==========

Shareholders' equity and liabilities

Shareholders' equity:

    Stated capital                                          59,041        59,050
    Retained earnings                                       84,634        77,676
                                                        ----------    ----------
       Total shareholders' equity (Note 9)                 143,675       136,726

Long-term liabilities:

    Long-term debt, net of current portion (Note 10)        35,729        43,081
    Accumulated provision for nuclear decommissioning
       and fuel storage (Note 12)                           23,866        21,396
                                                        ----------    ----------
       Total long-term liabilities                          59,595        64,477

Deferred income taxes, net (Note 16)                        12,541         9,870

Current liabilities:

    Short-term loans (Note 13)                                   -           514
    Current portion of long-term debt (Note 10)              4,235         5,126
    Trade and other payables (Note 14)                       8,934         8,651
    Income taxes payable                                       256           953
    Accrued liabilities (Note 15)                            2,229         2,710
                                                        ----------    ----------
       Total current liabilities                            15,654        17,954
                                                        ----------    ----------

Commitments and contingencies (Note 23)

Total shareholders' equity and liabilities                 231,465       229,027
                                                        ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


CZK in Millions

                                                                         2002          2001          2000

Revenues:

    Sales of electricity                                                52,938        53,300        49,675
    Heat sales and other revenues                                        2,640         2,755         2,756
                                                                      --------      --------      --------
       Total revenues                                                   55,578        56,055        52,431

Operating expenses:

    Fuel                                                                12,894        13,220        12,800
    Purchased power and related services                                 7,328         6,389         5,436
    Repairs and maintenance                                              3,847         3,476         3,316
    Depreciation and amortization                                       11,721         9,366         9,377
    Salaries and wages                                                   3,854         3,946         3,793
    Materials and supplies                                               1,838         1,851         1,954
    Other operating expenses (income), net (Note 17)                     2,842         3,129         3,127
                                                                      --------      --------      --------
       Total expenses                                                   44,324        41,377        39,803
                                                                      --------      --------      --------

Income before other expense (income) and income taxes                   11,254        14,678        12,628

Other expense (income):

    Interest on debt, net of capitalized interest (Note 2.8)               582           796         1,015
    Interest on nuclear provisions (Note 2.21 and 12)                    1,532         1,463         1,265
    Interest income                                                       (149)         (177)         (188)
    Foreign exchange rate losses (gains), net                           (3,340)       (2,110)          216
    Other expenses, net (Note 18)                                        1,330         1,774            38
    Income from associate (Note 2.2)                                      (497)         (360)         (319)
                                                                      --------      --------      --------
Income before income taxes                                              11,796        13,292        10,601

Income taxes (Note 16)                                                   3,375         4,169         3,364
                                                                      --------      --------      --------
Net income                                                               8,421         9,123         7,237
                                                                      ========      ========      ========

Net income per share (CZK per share) (Note 22)
    Basic                                                                 14.3          15.4          12.2
    Diluted                                                               14.2          15.4          12.2


Average number of shares outstanding (000s) (Notes 9 and 22)
    Basic                                                              590,363       591,926       592,088
    Diluted                                                            592,150       592,088       592,088

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


CZK in Millions


                                                        Number of
                                                        Shares (in       Stated        Retained
                                                        thousands)       Capital       Earnings    Total Equity

December 31, 1999                                          592,088       59,209         62,996       122,205

Net income                                                       -            -          7,237         7,237
                                                        ----------     --------       --------     ---------
December 31, 2000, as previously reported                  592,088       59,209         70,233       129,442

Effect of adopting IAS 39 (Note 2.3)                             -            -           (496)         (496)
                                                        ----------     --------       --------     ---------
January 1, 2001, as restated                               592,088       59,209         69,737       128,946

Net income                                                       -            -          9,123         9,123

Acquisition of treasury shares                              (1,950)        (159)             -          (159)

Dividends declared                                               -            -         (1,184)       (1,184)
                                                        ----------     --------       --------     ---------
December 31, 2001                                          590,138       59,050         77,676       136,726

Additional paid-in capital                                     123           12              -            12

Net income                                                       -            -          8,421         8,421

Acquisition of treasury shares                              (1,950)        (181)             -          (181)

Sale of treasury shares                                      1,965          160             17           177

Dividends declared                                               -            -         (1,480)       (1,480)
                                                        ----------     --------       --------     ---------
December 31, 2002                                          590,276       59,041         84,634       143,675
                                                        ==========     ========       ========     =========

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


CZK in Millions

                                                                                        2002           2001          2000

Operating activities:

    Income before income taxes                                                          11,796         13,292        10,601

    Adjustments to reconcile income before income taxes to net cash provided by operating activities:
             Depreciation, amortization and asset write-offs                            11,735          9,429         9,406
             Amortization of nuclear fuel                                                2,071          1,644         1,630
             (Gain)/loss on fixed asset retirements                                       (363)            50            23
             Foreign exchange rate loss (gain)                                          (3,340)        (2,110)          216
             Interest expense, interest income and dividend income, net                    356            555           785
             Provision for nuclear decommissioning and fuel storage                        641            387           398
             Provisions for doubtful accounts, environmental claims and other
                adjustments                                                                (53)           217            92
             Income from associate                                                        (497)          (360)         (319)

             Changes in assets and liabilities:
                Receivables                                                               (211)        (1,034)         (520)
                Materials and supplies                                                      38             48          (246)
                Fossil fuel stocks                                                          39             56            85
                Other current assets                                                       340           (387)          (70)
                Trade and other payables                                                   264          1,809           550
                Accrued liabilities                                                       (363)           421          (260)
                                                                                      --------       --------      --------
                    Cash generated from operations                                      22,453         24,017        22,371

       Income taxes paid                                                                (3,395)        (1,820)           26
       Interest paid, net of capitalized interest                                         (434)          (744)       (1,072)
       Interest received                                                                   149            178           189
       Dividends received                                                                  210            131           160
                                                                                      --------       --------      --------
             Net cash provided by operating activities                                  18,983         21,762        21,674
                                                                                      --------       --------      --------

Investing activities:

       Additions to property, plant and equipment and other non-current assets,
          including capitalized interest (Note 2.8)                                    (10,330)       (15,318)      (21,621)
       Proceeds from sales of fixed assets                                               1,007            163           313
       Change in decommissioning and other restricted funds                               (594)          (788)         (297)
                                                                                      --------       --------      --------
             Total cash used in investing activities                                    (9,917)       (15,943)      (21,605)
                                                                                      --------       --------      --------

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


continued

                                                                                        2002           2001          2000

Financing activities:

       Proceeds from borrowings                                                          8,446          6,737        12,797
       Payments of borrowings                                                          (13,864)       (11,776)      (14,287)
       Dividends paid                                                                   (1,480)        (1,174)            -
       Acquisition / sale of treasury shares                                                (4)          (159)            -
                                                                                      --------       --------      --------
             Total cash used in financing activities                                    (6,902)        (6,372)       (1,490)
                                                                                      --------       --------      --------
Net effect of currency translation in cash                                                (219)           (89)          (14)
                                                                                      --------       --------      --------
Net increase (decrease) in cash and cash equivalents                                     1,945           (642)       (1,435)

Cash and cash equivalents at beginning of period                                         2,280          2,922         4,357
                                                                                      --------       --------      --------
Cash and cash equivalents at end of period                                               4,225          2,280         2,922
                                                                                      ========       ========      ========

Supplementary cash flow information

Total cash paid for interest                                                             2,562          3,527         4,402

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002



1.   The Company

CEZ, a. s. ("CEZ" or "the Company") is a Czech Republic joint-stock company, owned 67.6% at December 31, 2002 by the Czech Republic National Property Fund . The remaining shares of the Company are publicly held. The address of the Company's registered office is Duhova 2/1444, Praha 4, 140 53, Czech Republic. The average number of employees of the Company and its consolidated subsidiaries was 7,806 and 8,532 for the year 2002 and 2001, respectively.

CEZ is an electricity generation and transmission company, which produced approximately 70% of the electricity and a minor portion of the district heating in the Czech Republic in 2002. The Company sells substantial portion of its electricity to eight distribution companies ("REAS") in the Czech Republic (see
Note 19). The Company operates ten fossil fuel plants, thirteen hydroelectric plants and two nuclear plants. One unit of the Temelin nuclear plant is still under construction.

In November 2000 the Czech Parliament passed The Act on Conditions of Business Activity and State Administration in the Energy Industries and on State Power Inspection (the "Energy Law") which replaced the previous Energy Law effective from January 1, 1995. The Energy Law provides the conditions for business activities, performance of public administration and regulation in the energy sectors, including electricity, gas and heat, as well as the rights of and obligations of individuals and legal entities related thereto. The business activities in the energy sectors in the Czech Republic may only be pursued by individuals or legal entities upon the basis of government authorization in the form of licenses granted by the Energy Regulatory Office.

Responsibility for public administration in the energy sectors is exercised by the Ministry of Industry and Trade (the "Ministry"), the Energy Regulatory Office and the State Energy Inspection Board.

The Ministry, as the central public administration body for the energy sector, issues state approval to construct new energy facilities in accordance with specified conditions, develops the energy policy of the state and ensures fulfillment of obligations resulting from international agreements and treaties binding on the Czech Republic or obligations resulting from membership in international organizations.

The Energy Regulatory Office was established as the administrative office to exercise regulation in the energy sector of the Czech Republic, to support economic competition and to protect consumers' interests in sectors where competition is not possible. The Energy Regulatory Office decides on the granting of a license, imposition of the supply obligation beyond the scope of the license, imposition of the obligation to let another license holder use energy facilities in cases of emergency to exercise the supply obligation beyond the scope of the license and price regulation based on special legal regulations.

The State Energy Inspection Board is the inspection body supervising the activities in the energy sector.

Third-party access is being introduced gradually between 2002 and, at the latest, 2006 at which time electricity customers will be able to purchase electricity from any distributor, eligible generator, or trader.

On March 11, 2002 the Government decided to sell its shares in the eight REAS, which are held by the National Property Fund and Czech Consolidation Agency, to CEZ and to purchase from CEZ a 66% share in its transmission subsidiary CEPS. The purchase would be made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs. The transactions were approved at the shareholder's meeting of CEZ, which was held on June 11, 2002 (see Note 21).

It is expected that the transactions will be carried out in the first half of 2003. According to the signed contracts the total purchase price of the shares in REAS will be 32,140 million CZK and the total selling price of CEPS amounts to 15,039 million CZK. The selling price of CEPS can be adjusted based on the value determined by an independent valuator.

Through this transaction CEZ will acquire a majority share in five REAS, and a minority share in three REAS. However, the Economic Competition Protection Authority has ruled that CEZ should sell its shares in one of the REAS in which it will hold a majority share and in three of the REAS in which it will hold a minority share. The Economic Competition Protection Authority has also decided that CEZ should sell its remaining equity share in CEPS.


2.   Summary of Significant Accounting Policies

2.1.      Basis of Accounting

The Company is required to maintain its books and records in accordance with accounting principles and practices mandated by the Czech Law on Accounting. The accompanying consolidated financial statements reflect certain adjustments and reclassifications not recorded in the accounting records of the Company in order to conform the Czech statutory balances to financial statements prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. The adjustments are summarized in Note 24.


2.2.      Financial Statements

The accompanying consolidated financial statements of CEZ are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. They are prepared under the historical cost convention, except when IFRS requires that certain financial assets and liabilities be stated at fair value (see Note 2.18).

The financial statements include the accounts of CEZ, a. s., its wholly owned subsidiary, CEZ Finance B.V, incorporated under the law of The Netherlands and its wholly owned transmission subsidiary, CEPS, a.s. (see Notes 20 and 21), incorporated under the law of the Czech Republic. All significant intercompany transactions and accounts have been eliminated in consolidation. The Company has an ownership interest of 37.21% in Severoceske doly, a.s. (see Note 19), which is accounted for using the equity method.

Other investments are excluded from the consolidation because the impact on the consolidated financial statements would not be significant. These investments are included in non-current assets and are stated at cost net of provision for diminution in value (see Note 4).

The financial statements were approved for issue by David Svojitka, Chief Financial Officer of CEZ, on February 24, 2003.


2.3.      Change in Accounting Principle

In 2001 the Company adopted International Accounting Standard IAS 39, Financial
Instruments: Recognition and Measurement. Following the introduction of IAS 39, available-for-sale investments are carried at fair value and all derivative financial instruments are recognized as assets or liabilities. The opening balance of retained earnings at January 1, 2001 was adjusted. In accordance with IAS 39, the comparative figures for the years prior 2001 have not been restated.

Certain prior year financial statement items have been reclassified to conform to the current year presentation.


2.4.      Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the company, the measurement currency of the Company has been determined to be the Czech crown (CZK).

2.5.      Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.6.      Revenues

The Company recognizes revenue from supplies of electricity and related services based on contract terms. Any differences between contracted amounts and actual supplies are estimated from meter readings and settled through the market operator.

Approximately 72% of the Company's total electricity sales, and 88% of domestic sales, are to the eight REAS (see Note 1).


2.7.      Fuel Costs

Fuel costs are expensed as fuel is consumed. Fuel expense includes the amortization of the cost of nuclear fuel. Amortization of nuclear fuel charged to fuel expense was 2,071 million CZK, 1,644 million CZK and 1,630 million CZK for the years ended December 31, 2002, 2001 and 2000, respectively. The amortization of nuclear fuel includes charges in respect of additions to the accumulated provision for interim storage of spent nuclear fuel (see Note 12). Such charges amounted to 82 million CZK, 107 million CZK and 97 million CZK in 2002, 2001 and 2000, respectively.


2.8.      Interest

The Company capitalizes all interest costs incurred in connection with its construction program that theoretically could have been avoided if expenditures for the assets had not been made. Such capitalized interest costs amounted to 2,128 million CZK, 2,783 million CZK and 3,330 million CZK, which was equivalent to an interest capitalization rate of 7.5%, 7.5% and 8.0% in 2002, 2001 and 2000, respectively.


2.9.      Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation. Cost of plant in service includes materials, labor, payroll-related costs and the cost of debt financing used during construction. The cost also includes the estimated cost of dismantling and removing the asset and restoring the site, to the extent that it is recognized as a provision under IAS 37, Provisions, Contingent Liabilities and Contingent Assets. In case that during the construction of an asset the constructed asset produces products or services, which are sold, the revenues from such sales are deducted from the original cost of that asset. Government grants received for construction of certain environmental installations decrease the acquisition cost of the respective items of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense. Renewals and improvements are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

The Company periodically reviews the recoverable amounts of its property, plant and equipment to determine whether such amounts continue to exceed the assets' carrying values.

Depreciation

The Company depreciates the original cost of property, plant and equipment by using the straight-line method over the estimated economic lives. The depreciable lives used for property, plant and equipment are as follows:

                                                        Lives

          Buildings and structures                     25 - 50
          Machinery and equipment                       4 - 25
          Vehicles                                      4 - 20
          Furniture and fixtures                          8

Average depreciable lives based on the functional use of property are as follows:

                                                      Average Life
          Hydro plants
             Buildings and structures                      44
             Machinery and equipment                       16

          Fossil fuel plants
             Buildings and structures                      32
             Machinery and equipment                       14

          Nuclear power plant
             Buildings and structures                      32
             Machinery and equipment                       17

          Transmission lines                               30
          Transformer stations                             12

Depreciation of plant in service was 11,375 million CZK, 9,127 million CZK and 9,141 million CZK for the years ended December 31, 2002, 2001 and 2000, which was equivalent to a composite depreciation rate of 5.6%, 5.3% and 5.4%, respectively.


2.10.     Nuclear Fuel

Nuclear fuel is stated at original cost, net of accumulated amortization. Amortization of fuel in the reactor is based on the amount of power generated.

Nuclear fuel includes capitalized costs of provisions (see Note 2.21). Such capitalized costs at net book value amounted to 217 million CZK at December 31, 2002.


2.11.     Intangible Assets, Net

Intangible assets consist mainly of software and are valued at their acquisition cost and related expenses. Intangible assets are amortized over their useful life using the straight-line method. The estimated useful life of intangible assets ranges from 4 to 15 years.

2.12.     Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

All purchases and sales of investments are recognized on the settlement date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date. Equity securities classified as available-for-sale and trading investments that do not have a quoted market price in an active market are measured at cost (see Note 4). The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in other expense (income).

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.


2.13.     Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, current accounts with banks and short-term bank notes with a maturity of three months or less (see Note 6). Foreign currency deposits are translated at December 31, 2002 and 2001 exchange rates, respectively.


2.14.     Cash Restricted in Its Use

Restricted balances of cash shown under other non-current financial assets as restricted funds (see Note 4) relate to deposits for ash storage reclamation, funding of nuclear decommissioning liabilities and cash guarantees given to swap transaction partners. The non-current classification is based on the expected timing of the release of the funds to the Company.


2.15.     Receivables, Payables and Accruals

Receivables are stated at the fair value of the consideration given and are carried at original invoice amount less allowance for uncollectable amounts. At December 31, 2002 and 2001 the allowance for uncollectable receivables amounted to 728 million CZK and 715 million CZK, respectively.

Payables are recorded at invoiced values and accruals are reported at expected settlement values.

2.16.     Materials and Supplies

Materials and supplies are principally composed of power plant maintenance materials and spare parts. Cost is determined by using weighted average cost, which approximates actual cost. These materials are recorded in inventory when purchased and then expensed or capitalized to plant, as appropriate, when used. The Company records a provision for obsolete inventory as such items are identified.


2.17.     Fossil Fuel Stocks

Fossil fuel stocks are stated at weighted average cost, which approximates actual cost.


2.18.     Derivative Financial Instruments

Derivative financial instruments that are not designated as effective hedging instruments are classified as held-for-trading and carried at fair value under other current assets and trade and other payables, with changes in fair value included in other expense (income).

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

     - the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

     - a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

     - the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.


2.19.     Income Taxes

The provision for corporate tax is calculated in accordance with Czech tax regulations and is based on the income or loss reported under Czech accounting regulations, adjusted for appropriate permanent and temporary differences from Czech taxable income. In the Czech Republic, income taxes are calculated on an individual company basis as the tax laws do not permit consolidated tax returns. Current income taxes are provided at a rate of 31% for each of the years ended December 31, 2002, 2001 and 2000, after adjustments for certain items which are not deductible, or taxable, for taxation purposes.

Certain items of income and expense are recognized in different periods for tax and financial accounting purposes. Deferred income taxes are provided on temporary differences between financial statement and taxable income at the subsequent year's tax rate using the liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Income tax rates are published the year preceding their effectiveness and for 2003 the rate will be 31% (see Note 16).

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse. Deferred tax assets and liabilities are not discounted. Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. A deferred tax liability is recognized for all taxable temporary differences, except goodwill for which amortization is not deductible for tax purposes.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.20.     Long-term Debt

Borrowings are initially recognized at the amount of the proceeds received, net of transaction costs. They are subsequently carried at amortized cost using the effective interest rate method, the difference between net proceeds and redemption value being recognized in the net income over the life of the borrowings as interest expense.

Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges.


2.21.     Nuclear Provisions

CEZ has recognized provisions for its obligations to decommission its nuclear power plants at the end of their operating lives, to store the related spent nuclear fuel initially on an interim basis and provision for its obligation to provide financing for subsequent permanent storage of spent fuel and irradiated parts of reactors.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. Such cost estimates, expressed at current price levels, are discounted using a long-term real rate of interest of 2.5% per annum to take into account the timing of payments. The initial discounted cost amounts are capitalized as part of property, plant and equipment and are depreciated over the lives of the nuclear plants. Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. The estimate for the effect of inflation is approximately 4.5%, which is based on the current rate of interest on long-term Czech government bonds of approximately 7% and the estimated 2.5% real rate of interest.

The decommissioning process is expected to continue for approximately a sixty-year period subsequent to the final operation of the plants. Furthermore, spent nuclear fuel will be stored on a temporary basis until approximately 2060 when permanent storage facilities are planned to become available. While the Company has made its best estimate in establishing its nuclear provisions, because of potential changes in technology as well as safety and environmental requirements, plus the actual time scale to complete decommissioning and fuel storage activities, the ultimate provision requirements could either increase or decrease significantly from the Company's current estimates.

Since 2002, pursuant to a new interpretation of the International Financial Reporting Interpretation Committee ("IFRIC"), changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to (or deducted from) the amount recognized as the related asset to the extent the change relates to future periods. However, to the extent that such a treatment would result in a negative asset, the effect of the change should be recognized in the income for the current period. To the extent the change relates to the current or prior periods, it is reported as income or expense for the current period. Until 2001 the changes in a decommissioning liability were recognized as income or expense for the period.


2.22.     Treasury Shares

Treasury shares are presented in the balance sheet as a deduction from equity. The acquisition of treasury shares is presented in the statement of equity as a reduction to equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of treasury shares. Consideration received is presented in the financial statements as an addition to equity.


2.23.     Share Options

Board of directors, certain members of management of the Company and the Supervisory Board members have been granted options to purchase common shares of the Company. Employee compensation expense is measured on the date of the grant to the extent the quoted market price of the shares exceeds the exercise price of the share options.

2.24.     Translation of Foreign Currencies

Assets whose acquisition or construction costs were denominated in foreign currencies are translated to Czech crowns at the exchange rates prevailing at the date of each acquisition or at the date on which the related items were included in assets.

Foreign currency on hand, bank accounts, receivables and payables denominated in foreign currencies are translated to Czech crowns at the exchange rates existing at the transaction date and are adjusted at year-end to exchange rates at that date as published by the Czech National Bank.

Exchange rate differences arising on settlement of transactions or on reporting foreign currency transactions at rates different from those at which they were originally recorded are included in the Statement of Income as they occur.


3.   Net Plant in Service

Net plant in service at December 31, 2002 and 2001 is as follows (in millions
CZK):

                                                                                      Accumulated
                                                                                     Depreciation
                                                      Plant and        Land and     and Impairment      Net Plant
                                     Buildings        Equipment         Other           Losses         in Service

December 31, 2000                       58,831         110,167            8,363         (84,408)          92,953

Plant additions                          1,595           1,871              517               -            3,983
Retirements                               (384)           (615)             (93)            924             (168)
 Depreciation                                -               -                -          (9,127)          (9,127)
Change in provisions                         -               -                -              (3)              (3)
                                     ---------       ---------          -------       ---------       ----------
December 31, 2001                       60,042         111,423            8,787         (92,614)          87,638

Plant additions                         14,953          46,605            1,785               -           63,343
Retirements                               (632)           (541)             (84)            699             (558)
 Depreciation                                -               -                -         (11,375)         (11,375)
Change in provisions                         -               -                -             (65)             (65)
                                     ---------       ---------          -------       ---------       ----------
December 31, 2002                       74,363         157,487           10,488        (103,355)         138,983
                                     =========       =========          =======       =========       ==========

At December 31, 2002, 2001 and 2000, plant and equipment included the capitalized costs of nuclear provisions with a net book value of 7,565 million CZK, 5,222 million CZK and 5,413 million CZK, respectively (see Note 2.21). Capitalized costs of provisions related to second unit of Temelin nuclear power plant are included in construction work in progress. At December 31, 2002, such capitalized costs amount to 873 million CZK, of which 619 million CZK relates to plant and equipment and 254 million CZK relates to nuclear fuel.

In 2002, 2001 and 2000 the Company capitalized 1,373 million CZK, 922 million CZK and 1 million CZK of revenues, which were earned during the construction of assets (see Note 2.9).

None of the Company's plant in service is pledged as security for liabilities.

4.   Investments and Other Financial Assets, Net

Investments at December 31, 2002 and 2001 consist of the following (in millions
CZK):

                                                           2002           2001

Investments in REAS, net (see Notes 1 and 19)             1,937          1,946
Other shareholdings, net                                  1,969          2,115
Restricted funds for nuclear decommissioning                944              -
Other restricted funds                                      735          1,085
Long-term receivables, net                                   46             49
                                                       --------       --------
   Total                                                  5,631          5,195
                                                       ========       ========

Investments and other shareholdings consist of majority and minority shareholdings in operationally related companies and minor interests in shares and share rights of certain of the Company's electric distribution company customers. There is currently no active market for any of the equity investments held by the Company. The Company therefore measures those investments at their acquisition cost net of impairment provisions and no changes in fair value of investments have been recognized in equity.

At December 31, 2002 and 2001 impairment provisions for investments in REAS and other shareholdings amounted to 190 million CZK and 221 million CZK, respectively. At December 31, 2002 and 2001 impairment provisions for long-term receivables amounted to 13 million CZK and 13 million CZK, respectively.


5.   Intangible Assets, Net

Intangible assets at December 31, 2002 and 2001 were as follows (in millions
CZK):

                                                                                           Net
                                                                       Accumulated      Intangible
                                       Software         Rights        Amortization        Assets

December 31, 2000                        1,193              32             (633)             592

Additions                                  521               4                -              525
Retirements                                 (7)             (1)               4               (4)
Amortization                                 -               -             (239)            (239)
                                      --------        --------         --------        ---------
December 31, 2001                        1,707              35             (868)             874

Additions                                  271              11                -              282
Retirements                                 (1)              -                1                -
Amortization                                 -               -             (346)            (346)
                                      --------        --------         --------        ---------
December 31, 2002                        1,977              46           (1,213)             810
                                      ========        ========         ========        =========

At December 31, 2002 and 2001, intangible assets presented on the balance sheet included intangible assets in progress in the amount of 364 million CZK and 270 million CZK, respectively.

6.   Cash and Cash Equivalents

The composition of cash and cash equivalents at December 31, 2002 and 2001 is as follows (in millions CZK):

                                                           2002            2001

Cash on hand and current accounts with banks                 356            750
Short-term bank notes                                      3,520          1,502
Term deposits                                                349             28
                                                        --------       --------
   Total                                                   4,225          2,280
                                                        ========       ========

At December 31, 2002 and 2001, cash and cash equivalents included foreign currency deposits of 1,346 million CZK and 933 million CZK, respectively.

The weighted average interest rate on short-term bank notes and term deposits at December 31, 2002 and 2001 was 2.6% and 4.2%, respectively. For the years 2002, 2001 and 2000 the weighted average interest rate was 3.0%, 4.8% and 5.1%, respectively.


7.   Receivables, Net

The composition of receivables, net, at December 31, 2002 and 2001 is as follows (in millions CZK):

                                                            2002            2001

Trade receivables                                          4,374          4,220
Other                                                        471            428
Less allowance for doubtful receivables                     (728)          (715)
                                                        --------       --------
   Total                                                   4,117          3,933
                                                        ========       ========

At December 31, 2002 and 2001, the total receivables included receivables from associates and unconsolidated subsidiaries in the net amount of 341 million CZK and 477 million CZK, respectively.


8.   Other Current Assets

The composition of other current assets at December 31, 2002 and 2001 is as follows (in millions CZK):

                                                            2002            2001

Advances granted                                             178            158
Prepayments                                                  261            153
Derivatives                                                1,404          1,933
Embedded derivatives                                          92             33
                                                        --------       --------
   Total                                                   1,935          2,277
                                                        ========       ========

9.   Shareholders' Equity

The Company's stated capital as of December 31, 2002 and 2001 is as follows:

                                  Number of Shares       Par Value per                  Total
                                     Outstanding          Share (CZK)               (millions CZK)

                                                             2002
                               ------------------------------------------------------------------
Registered shares                    592,210,843              100                       59,221
Treasury shares                       (1,935,000)             100                         (180)

   Total                             590,275,843                                        59,041

                                                             2001
                               ------------------------------------------------------------------
Registered shares                    592,088,461              100                       59,209
Treasury shares                       (1,950,000)             100                         (159)

   Total                             590,138,461                                        59,050

In November and December 2001 the Company acquired 1,950,000 of its own shares ("treasury shares"). In October 2002 these treasury shares were sold. In December 2002 the Company acquired another 1,950,000 treasury shares and at the same time sold 15,000 treasury shares. The remaining 1,935,000 treasury shares are reflected in the balance sheet at cost as a deduction from stated capital. The profit on sale of treasury shares was included in retained earnings.

In accordance with Czech regulations, joint stock companies are required to establish an undistributable reserve fund for contingencies against possible future losses and other events. Contributions must be a minimum of 20% of after-tax profit in the first year in which profits are made and 5% of profit each year thereafter, until the fund reaches at least 20% of capital. The fund can only be used to offset losses. As of December 31, 2002 and 2001, the balance was 8,872 million CZK and 8,528 million CZK, respectively, and is reported as a component of retained earnings.


10.  Long-term Debt

Long-term debt at December 31, 2002 and 2001 is as follows (in millions CZK):

                                                            2002           2001

7.125% Notes, due 2007                                     5,336          6,419
7.25% Eurobonds, due 2006                                  6,299          6,368
8.75% Debentures, due 2004                                 2,995          2,990
9.22% Zero Coupon Debentures, due 2009 1)                  2,832          2,623
9.22% Debentures, due 2014 2)                              2,493          2,492
11.0625% Debentures, due 2008                              2,987          2,984

Long-term bank loans:
   less than 4.00%, due 2003 to 2013                      11,550          5,749
   4.00% to 4.99%, due 2004 to 2006                           13          5,440
   5.00% to 5.99%, due 2004 to 2013                        1,010          7,038
   6.00% to 6.99%, due 2003 to 2013                        2,589            553
   7.00% to 7.99%, due 2004 to 2013                        1,850          5,532
   8.00% and more, due in 2003                                10             19
                                                       ---------       --------

   Total long-term debt                                   39,964         48,207
Less: Current portion                                     (4,235)        (5,126)
                                                       ---------       --------
   Long-term debt, net of current portion                 35,729         43,081
                                                       =========       ========

1) Nominal value of these zero coupon debentures is 4,500 million CZK
2) From 2006 the interest rate changes to consumer price index plus 4.2%.

The interest rates indicated above are historical rates for fixed rate debt and current market rates for floating rate debt. The actual interest payments are affected by interest rate risk hedging carried out by the Company. For fair values of interest rate hedging instruments see Note 11.

The future maturities of long-term debt are as follows (in millions CZK):

2003                                               4,235
2004                                               5,189
2005                                               2,247
2006                                               8,461
2007                                               8,107
Thereafter                                        11,725
                                                --------
   Total long-term debt                           39,964
                                                ========

The following table analyses the long-term debt at December 31, 2002 and 2001 by currency (in millions):

                                                             2002                           2001
                                                    -------------------------      -------------------------
                                                    Foreign                        Foreign
                                                    currency          CZK          currency          CZK

USD                                                      502          15,111            553          20,017
EUR                                                      296           9,325            355          11,330
CZK                                                        -          15,528              -          16,860
                                                                    --------                       --------
Total long-term debt                                                  39,964                         48,207
                                                                    ========                       ========

In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and with currency rate movements on non-Czech crown denominated liabilities. The Company regularly assesses these risks and has established policies and business practices to partially protect against the adverse effects of these and other potential exposures.

As currency rate movements expose the Company to significant risk, the Company uses sensitivity analyses to determine the impacts that market risk exposures may have on the fair values of the Company's financial instruments. To perform sensitivity analyses, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates and interest rates on market sensitive instruments and considers the expected costs and benefits of various hedging techniques. The Company will continue to explore cost-effective possibilities to reduce its current exchange rate movement and other market risks.

The Company has entered into a number of currency swap contracts to hedge its long-term debt against currency risk (see Note 11). Although these swaps represent effective economic hedges of the currency risk, the Company elected not to apply hedge accounting for these transactions.

Long-term debt with floating interest rates exposes the Company to interest rate risk. The following table summarizes long-term debt with floating rates of interest by contractual reprising dates at December 31, 2002 and 2001 (in millions CZK):

                                                               2002            2001

Floating rate long-term debt
   with interest rate fixed for 1 month                         2,354           6,554
   with interest rate fixed from 1 to 3 months                  6,941           5,736
   with interest rate fixed from 3 months to 1 year             4,517           7,276
   with interest rate fixed for more than 1 year                2,493           2,492
                                                             --------        --------
Total floating rate long-term debt                             16,305          22,058

Fixed rate long-term debt                                      23,659          26,149
                                                             --------        --------
   Total long-term debt                                        39,964          48,207
                                                             ========        ========

11.  Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, current investments

The carrying amount of cash and other current financial assets approximates fair value due to the relatively short-term maturity of these financial instruments.


Investments

The fair values of instruments, which are publicly traded on active markets, are estimated based on quoted market prices. The management believes that for instruments for which there are no quoted market prices the carrying amount approximates the fair value of such investments.


Receivables and Payables

The carrying amount of receivables and payables approximates fair value due to the short-term maturity of these financial instruments.


Short-term loans

The carrying amount approximates fair value because of the short period to maturity of those instruments.


Long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar issues or on the current rates available for debt with the same maturity profile. The carrying amount of long-term debt and other payables with variable interest rates approximates their fair values.


Derivatives

The fair value of derivatives is based upon mark to market valuations.

Carrying amounts and the estimated fair values of financial instruments at December 31, 2002 and 2001 were as follows (in millions CZK):

                                                                           2002                        2001
                                                                   ----------------------     -----------------------
                                                                   Carrying                   Carrying
                                                                    amount     Fair value      amount      Fair value

Assets:

   Investments                                                        5,631         5,631        5,195         5,195
   Receivables                                                        4,117         4,117        3,933         3,933
   Cash and cash equivalents                                          4,225         4,225        2,280         2,280

Liabilities:

   Long-term debt                                                   (39,964)      (42,726)     (48,207)      (49,074)
   Short-term loans                                                       -             -         (514)         (514)
   Accounts payable                                                  (5,333)       (5,333)      (4,660)       (4,660)

Derivatives:

   Currency swaps
      Assets                                                          1,110         1,110        1,693         1,693
      Liabilities                                                    (3,201)       (3,201)      (3,583)       (3,583)
                                                                   --------      --------     --------      --------
         Currency swaps, net                                         (2,089)       (2,089)      (1,890)       (1,890)
                                                                   ========      ========     ========      ========

   Forward currency contracts - liabilities                             (12)          (12)           -             -

   Interest rate swaps
      Assets                                                            294           294          228           228
      Liabilities                                                       (50)          (50)         (43)          (43)
                                                                   --------      --------     --------      --------
         Interest rate swaps, net                                       244           244          185           185
                                                                   ========      ========     ========      ========

   Other interest rate derivatives
      Assets                                                              -             -           12            12
      Liabilities                                                      (221)         (221)         (91)          (91)
                                                                   --------      --------     --------      --------
         Other interest rate derivatives, net                          (221)         (221)         (79)          (79)
                                                                   ========      ========     ========      ========

   Embedded forward currency contracts
      Assets                                                             92            92           33            33
      Liabilities                                                      (117)         (117)        (274)         (274)
                                                                   --------      --------     --------      --------
         Embedded forward currency contracts, net                       (25)          (25)        (241)         (241)
                                                                   ========      ========     ========      ========

12.  Nuclear Decommissioning, Radioactive Waste and Spent Fuel Disposal

CEZ's fully operating nuclear plant, Dukovany, consists of four 440 MW units which were placed into service from 1985 to 1987. CEZ is also finalizing construction of a second nuclear power plant, Temelin, where one of the two 981 MW units started commercial operation in June 2002. The Czech government has enacted a Nuclear Act ("Act"), which defines certain obligations for the decontamination and dismantling ("decommissioning") of the Company's nuclear power plants and the final disposal of radioactive waste and spent fuel ("disposal"). The Act requires that all nuclear parts of plant and equipment be decommissioned following the end of the plant's operating life, currently 2018 for Dukovany and approximately 2033 for Temelin. An updated 2002 Dukovany estimate and a 1999 Temelin decommissioning cost study estimate that nuclear decommissioning will cost 16.2 billion CZK and 11.1 billion CZK, respectively.

Pursuant to the Act, the Ministry of Industry and Trade established the Radioactive Waste Repository Authority ("RAWRA") as the central organizer and operator of facilities for the final disposal of radioactive waste and spent fuel. The RAWRA centrally organizes, supervises and is responsible for all disposal facilities and for disposal of radioactive waste and spent fuel therein. The activities of the RAWRA are financed through a "nuclear account" funded by the originators of radioactive waste (such as the Company). Contribution to the nuclear account was stated by a government resolution in 1997, at 50 CZK per MWh produced at nuclear power plants. Since October 1, 1997, CEZ has made regular payments to the nuclear account based on its average nuclear MWh generated during the last 5 years. From 2003 CEZ is making these payments based on the actual quantity of electricity generated in nuclear power plants. The originator of radioactive waste directly covers all costs associated with interim storage of radioactive waste and spent fuel. Actual costs incurred are charged against the accumulated provision for interim and long-term spent fuel storage.

CEZ has established provisions as described in Note 2.21, to recognize its estimated liabilities for decommissioning and spent fuel storage. The following is a summary of the provisions for the years ended December 31, 2002, 2001 and 2000.

                                                                              Accumulated provisions
                                                          -------------------------------------------------------------
                                                                                Spent fuel storage
                                                             Nuclear         ------------------------
                                                          Decommissioning    Interim        Long-term           Total

Balance at December 31, 1999                                     3,130           2,225          13,102          18,457

  Movements during 2000
    Discount accretion                                              79              54             319             452
    Effect of inflation                                            141              97             575             813
    Provision charged to income statement                            -              97               -              97
    Capitalized cost of Temelin provisions                       1,695             254               -           1,949
    Current cash expenditures                                        -            (225)           (641)           (866)
                                                              --------        --------        --------        --------
Balance at December 31, 2000                                     5,045           2,502          13,355          20,902

  Movements during 2001
    Discount accretion                                             126              63             334             523
    Effect of inflation                                            227             112             601             940
    Provision charged to income statement                            -             107               -             107
    Effect of change in estimate charged (credited) to
        income statement (Note 2.21)                                 -              57            (288)           (231)
    Current cash expenditures                                        -            (190)           (655)           (845)
                                                              --------        --------        --------        --------
Balance at December 31, 2001                                     5,398           2,651          13,347          21,396

  Movements during 2002
    Discount accretion                                             144              70             334             548
    Effect of inflation                                            258             126             600             984
    Provision charged to income statement                            -              82               -              82
    Effect of change in estimate credited to income
        statement (Note 2.21)                                        -             (82)              -             (82)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.21)                             932               -             (59)            873
    Capitalized cost of Temelin provisions                         619             254               -             873
    Current cash expenditures                                        -            (135)           (673)           (808)
                                                              --------        --------        --------        --------
Balance at December 31, 2002                                     7,351           2,966          13,549          23,866
                                                              ========        ========        ========        ========

The current cash expenditures for the long-term storage of spent nuclear fuel represent payments to the state controlled nuclear account and the expenditures for interim storage represent mainly the purchase of interim fuel storage containers.

The actual decommissioning and spent fuel storage costs could vary substantially from the above estimates because of new regulatory requirements, changes in technology, increased costs of labor, materials, and equipment and/or the actual time required to complete all decommissioning, disposal and storage activities.

13.  Short-term Loans

Short-term loans at December 31, 2002 and 2001 are as follows (in millions CZK):

                                                             2002          2001

Short-term loans                                                -           514
                                                         --------      --------
   Total                                                        -           514
                                                         ========      ========

Interest on short-term loans is variable. The weighted average interest rate was 3.0% at December 31, 2001. For the years 2002, 2001 and 2000 the weighted average interest rate was 3.0% and 4.1%, 8.0%, respectively.


14.  Trade and Other Payables

Trade and other payables at December 31, 2002 and 2001 are as follows (in millions CZK):

                                                              2002         2001

Trade payables                                               4,999        4,156
Other payables                                                 334          504
Derivatives                                                  3,484        3,717
Embedded derivatives                                           117          274
                                                          --------     --------
   Total                                                     8,934        8,651
                                                          ========     ========

15.  Accrued Liabilities

Accrued liabilities at December 31, 2002 and 2001 consist of the following (in millions CZK):

                                                              2002         2001

Accrued interest                                               951        1,042
Provision for ash storage reclamation                          432          395
Estimated environmental claims (Note 23)                       220          254
Social and bonus funds                                         167          201
Unbilled goods and services                                    186          232
Other accrued liabilities                                      273          586
                                                          --------     --------
   Total                                                     2,229        2,710
                                                          ========     ========

16.  Income Taxes

Income Tax Legislation

Corporate income tax is calculated in accordance with Czech tax regulations at the rate of 31% in 2002, 2001 and 2000. The corporate income tax rate for 2003 will be 31%.

The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value-added tax, corporate tax, and payroll (social) taxes, together with others. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains those relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

The tax authorities have completed audits of income tax returns of the Company through 2000. However, according to Czech legislation the audited periods can be reopened for review by the tax authorities.


Income Tax Provision

The components of the income tax provision are as follows (in millions CZK):

                                                                  2002         2001          2000

Current income taxes charge                                           450         2,047        1,572
Adjustments in respect of current income tax of previous
    periods                                                           254            87            -
Deferred income taxes                                               2,671         2,035        1,792
                                                                 --------      --------     --------
   Total                                                            3,375         4,169        3,364
                                                                 ========      ========     ========

The differences between income tax expense computed at statutory rate and income tax expense provided on earnings are as follows (in millions CZK):

                                                                 2002          2001          2000

Income before income taxes                                        11,796        13,292        10,601
Statutory income tax rate                                             31%           31%           31%
                                                                 --------      --------     --------

"Expected" income tax expense                                      3,657         4,121         3,286
Add (deduct) tax effect of:
    Czech/IFRS accounting differences                                282            17            15
    Non deductible provisions, net                                   (30)            4           109
    Investment tax relief                                         (1,181)          (43)          (79)
    Other non deductible (nontaxable) items, net                    (117)           62            34
    Tax credits                                                     (103)          (79)           (1)
    Additional tax assessments                                       254            87             -
    Deferred tax on undistributed profits of subsidiary              613             -             -
                                                                 --------      --------     --------
Income taxes                                                       3,375         4,169         3,364
                                                                 ========      ========     ========
Effective tax rate                                                    29%           31%           32%
                                                                 ========      ========     ========

Deferred Income Taxes, Net

Deferred income taxes at December 31, 2002 and 2001 consist of the following (in millions CZK):

                                                                 2002          2001

Accumulated provision for nuclear decommissioning and
    spent fuel storage                                             6,129         5,656
Foreign exchange                                                       -           352
CASTOR containers write off                                          367           347
Derivatives                                                            8           628
Other provisions                                                     300           292
Other deductible differences                                         187           202
                                                                --------      --------
    Total deferred tax assets                                      6,991         7,477
                                                                --------      --------
Tax depreciation in excess of financial statement
    depreciation                                                   8,226         7,399
Capitalized interest                                               6,227         5,808
Capitalized cost of provisions                                     2,683         2,223
Repairs and maintenance accrual                                      967           891
Penalty receivables                                                  164           187
Additional foreign exchange rate differences under IAS 39              -           259
Other IAS 39 differences                                              25            64
Investment in associate                                              627           516
Investment in subsidiary                                             613             -
                                                                --------      --------
    Deferred tax liabilities                                      19,532        17,347
                                                                --------      --------
    Total deferred tax liabilities, net                           12,541         9,870
                                                                ========      ========


17.  Other Operating Expenses (Income), Net

Other operating expenses (income), net, for the year ended December 31, 2002, 2001 and 2000 consist of the following (in millions CZK):

                                                                       2002         2001          2000

Services                                                               3,199         2,872        2,793
Costs of ash storage, air and water pollution and
    environmental claims                                                 365           328           43
Loss on sale of property, plant and equipment                             20            52           24
Loss (gain) on sale of material                                          136           381          (27)
Capitalization of expenses to the cost of fixed assets                  (437)         (430)        (505)
Fines and penalties revenue                                             (260)         (871)         (43)
Change in provisions and valuation allowances                            (19)          320          334
Other, net                                                              (162)          477          508
                                                                    --------      --------     --------
   Total                                                               2,842         3,129        3,127
                                                                    ========      ========     ========

18.  Other Expenses, net

Other expenses, net, for the year ended December 31, 2002, 2001 and 2000 consist of the following (in millions CZK):

                                                                       2002         2001          2000

Derivative losses (gains), net                                         1,643         1,720            -
Loss (gain) on sale of financial investments                            (385)            3            -
Other, net                                                                72            51           38
                                                                    --------      --------     --------
   Total                                                               1,330         1,774           38
                                                                    ========      ========     ========


19.      Related Parties

The Company purchases products from related parties in the ordinary course of business. Approximately 60% of the brown coal consumption is supplied by Severoceske doly a.s. (SD), a company in which CEZ holds a 37% share. In 2002, 2001 and 2000, coal purchases from SD amounted to 4,921 million CZK and 5,416 million CZK, 5,388 million CZK, respectively. Receivables from SD amounted to 11 million CZK and 11 million CZK as of December 31, 2002 and 2001, respectively. Payables to SD amounted to 560 million CZK and 515 million CZK as of December 31, 2002 and 2001, respectively. The prices of fossil fuel supplies from SD do not differ significantly from market prices.

Skoda Praha, a.s. is the Company's general supplier of technology and equipment for the Temelin nuclear power plant and is 55% owned by the National Property Fund. In February and July 1999, the Company purchased 166,122 shares of Skoda Praha, a.s., which represents a 30% interest in the company. The Company's purchases from Skoda Praha, a.s., including value added tax, amounted to 3,461 million CZK, 4,862 million CZK and 8,237 million CZK in 2002, 2001 and 2000, respectively. The purchases from Skoda Praha, a.s., are mainly for construction of Temelin nuclear power plant.

Between 1999 and 2002 the Company acquired minority interests ranging from 0.01% to 10.43% in six out of the eight REAS, the Company's major customers. The interests were purchased at the direction of the Ministry of Industry and Trade to enable the National Property Fund, together with the Company, to regain majority interests for the government in the REAS. During 2002 the Company signed contracts for the purchase of majority shareholdings in five and minority shareholdings in three of the eight REAS (see Note 1).

During 2001 and 2002 the Company granted share options to the Board of Directors, certain members of the management of the Company and Supervisory Board members. The following table shows changes during 2001 and 2002 in the number of granted share options and the weighted average exercise price of these options:

                                                                  Number of      Weighted average
                                                                    share      exercise price (CZK
                                                                   options          per share)

Share options at December 31, 2000                                         -                 -

    Options granted                                                3,375,000                92.58
    Options exercised                                                      -                 -
    Options forfeited                                                      -                 -
                                                                  ----------
Share options at December 31, 2001                                 3,375,000                92.58

    Options granted                                                   30,000                73.30
    Options exercised                                                (30,000)               79.38
    Options forfeited                                               (300,000)               96.39
                                                                  ----------
Share options at December 31, 2002                                 3,075,000                92.15
                                                                  ==========

At December 31, 2002, the aggregate number of share options granted to management and to members of Board of Directors was 1,625,000 and the number of share options granted to Supervisory Board members was 1,450,000. The options granted do not have any vesting period and can be exercised during the terms of office of the respective Board members and for certain managers during the period ending June 2003. The exercise price for the granted options was based on the average quoted market price on the Prague stock exchange in the six-month period preceding the date of the grant. In 2002 and 2001 the Company has not recognized any compensation expense related to the granted options. The Company has settled options exercised during 2002 using treasury shares. The gain on the sale of treasury shares was recognized directly in equity.


20.  Segment Information

CEZ's generation and transmission activities are accounted for as separate businesses, both operating in the Czech Republic. CEZ, a. s., forms the generation segment and CEZ's wholly owned transmission subsidiary CEPS, a. s.
(CEPS) forms the transmission segment.

The accounting policies of the segments are the same as those described in Note
2. The Company accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices or where the regulation applies at regulated prices. The Company evaluates the performance of its segments and allocates resources to them based on operating income.

On June 11, 2002, the Shareholder's Meeting of CEZ approved the sale of a majority share in CEPS (see Note 21).

The following table summarizes segment information for the years ended December 31, 2002 and 2001, respectively (in millions CZK):

Year 2002:

                                                   Power
                                                 Production     Transmission     Combined      Elimination    Consolidated

Sales other than intersegment sales                  43,651         11,927          55,578              -          55,578
Intersegment sales                                    6,235            441           6,676         (6,676)              -
                                                   --------       --------        --------       --------        --------
Total revenues                                       49,886         12,368          62,254         (6,676)         55,578

Operating income                                      9,570            661          10,231          1,023          11,254

Identifiable assets                                 195,747         17,899         213,646        (10,219)        203,427
Identifiable liabilities                             74,462          3,704          78,166         (2,917)         75,249
Investment in associate                               5,880              -           5,880              -           5,880
Income from associate                                   497              -             497              -             497
Depreciation and amortization                        10,869          1,865          12,734         (1,013)         11,721

Cash flow information:

Cash flow from operating activities                  17,523          1,888          19,411           (428)         18,983
Cash flow from investing activities                  (9,440)          (477)         (9,917)             -          (9,917)
Cash flow from financing activities                  (6,902)          (428)         (7,330)           428          (6,902)

Year 2001:

                                                   Power
                                                 Production     Transmission     Combined      Elimination    Consolidated

Sales other than intersegment sales                  44,735         11,320          56,055              -          56,055
Intersegment sales                                    7,193          1,106           8,299         (8,299)              -
                                                   --------       --------        --------       --------        --------
Total revenues                                       51,928         12,426          64,354         (8,299)         56,055

Operating income                                     13,042            524          13,566          1,112          14,678

Identifiable assets                                 197,444         19,323         216,767        (11,233)        205,534
Identifiable liabilities                             81,689          4,431          86,120         (3,689)         82,431
Investment in associate                               5,518              -           5,518              -           5,518
Income from associate                                   360              -             360              -             360
Depreciation and amortization                         8,584          1,882          10,466         (1,100)          9,366

Cash flow information:

Cash flow from operating activities                  20,055          2,066          22,121           (359)         21,762
Cash flow from investing activities                 (15,181)          (762)        (15,943)             -         (15,943)
Cash flow from financing activities                  (6,372)          (359)         (6,731)           359          (6,372)

The power generation segment sells the major part of its electricity generated to the eight REAS. The power generation segment charges the cost of power losses in the transmission grid and the supplies of ancillary services to the transmission segment. The transmission segment sells ancillary services and transmission services mainly to the eight REAS.

Prices in certain intersegment transactions are regulated by the Energy Regulatory Office (see Note 1).


21.  Discontinuing Operation

On March 11, 2002 the Government decided to purchase from CEZ a 66% share in its transmission subsidiary CEPS. The purchase would be made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs. The sale was approved at the shareholder's meeting of CEZ, which was held on June 11, 2002.

It is expected that the sale will be carried out in the first half of 2003. According to the signed contracts the total selling price amounts to 15,039 million CZK. The selling price can be adjusted based on the value determined by independent valuator.

The operations of CEPS were reported in the transmission segment (see Note 20).

The carrying amounts of total assets and total liabilities attributable to the discontinuing operation at December 31, 2002 and 2001 are as follows (in millions CZK):

                                                              2002         2001

Total asset                                                 5,542         4,725
Total liabilities                                          (1,536)       (1,420)
                                                         --------      --------
   Total net assets to be disposed off                      4,006         3,305
                                                         ========      ========

The amounts shown above do not include the deferred tax liability from consolidation of undistributed retained earnings of CEPS. This deferred tax liability will decrease as result of the partial disposal of CEPS and will affect the income tax expense on the transaction.

The following items of income, expenses and cash flows can be attributed to the discontinuing operation (in millions CZK):

                                                                     2002         2001          2000

Total revenues                                                         5,692         4,127           - 1)
Operating profit                                                       1,684         1,636          721
Income before income taxes                                             1,531         1,424          398
Income tax expense                                                       470           436          158

Cash flow from operating activities                                    1,460         1,707          430
Cash flow from investing activities                                     (477)         (762)        (597)
Cash flow from financing activities                                        -             -            -

1) In 2000 all revenues attributable to discontinuing operation were eliminated in the consolidation.

The income tax expense shown above does not include deferred tax from consolidation of undistributed retained earnings of CEPS.


22.  Net Income per Share

                                                                     2002         2001          2000

Numerator (millions CZK)
    Basic/Diluted
        Net income                                                     8,421         9,123        7,237
                                                                    ========      ========     ========

Denominator (thousands shares)
    Basic:
        Weighted average shares outstanding                          590,363       591,926      592,088

        Dilutive effect of treasury shares                             1,787           162            -
                                                                    --------      --------     --------

    Diluted:
        Adjusted weighted average shares                             592,150       592,088      592,088
                                                                    ========      ========     ========


23.  Commitments and Contingencies

Construction Program

The Company is engaged in a continuous construction program, currently estimated as of December 31, 2002 to total 47.2 billion CZK over the next five years, as follows (in billions CZK): 9.6 in 2003, 9.2 in 2004, 9.1 in 2005, 9.4 in 2006
and 9.9 in 2007. These figures do not include the anticipated purchase of shares in the eight REAS (see Note 1). Pursuant to its interest capitalization policy (see Note 2.8), the 47.2 billion CZK includes approximately 0.6 billion CZK of interest in excess of interest capitalized under Czech accounting principles. Such additional capitalized interest results in an increase in the Company's net income and construction expenditures, but does not affect either its cash requirements or its cash flow. The construction programs are subject to periodic reviews and actual construction may vary from the above estimates. At December 31, 2002 significant purchase commitments were outstanding in connection with the construction program.

The Company currently projects that its planned construction expenditures will be funded with cash provided by operating activities. To the extent financing is required, the Company has obtained the following credit ratings from Moody's Investors Service: Baa1 and Standard & Poor's: BBB+ with a stable outlook.

Temelin Nuclear Power Plant

The Company is currently finalizing construction of a nuclear power plant near Temelin in South Bohemia, in the Czech Republic. The plant consists of two Soviet-designed PWR 981 MW units with modifications to upgrade safety and control systems to Western standards.

The construction and testing of the first unit was successfully finished in June 2002 and the unit began its commercial operation. The cost of the first unit was transferred from construction work in progress into plant in service and the Company started depreciation of the unit.

Second unit was loaded with fuel in March 2002 and the nuclear reaction was activated in May 2002. The second unit is expected to go into service in the second quarter of 2003. The Company estimates that the remaining costs required to finish the second unit will be approximately 2.7 billion CZK.


Environmental Matters

The Czech Republic has adopted a series of environmental acts and laws and regulations ("the Acts") including a timetable for the reduction of atmospheric emissions in the period from 1992 through December 31, 1998. As of December 31, 1998, all plants operated by the Company had been upgraded to meet the environmental requirements of the Acts.

The Company is also liable under the Acts for past environmental damage (see
Note 15). In 2002, 2001 and 2000, payments made to state farms, individual farms, cooperatives, other agricultural firms and forests totaled 9 millions CZK, 7 million CZK and 25 million CZK, respectively. Based on current estimates of its probable future obligations, the Company provided 47 million CZK in 2002, 57 million CZK in 2001 and 83 million CZK in 2000, respectively, for pollution damages. In 2000, based on a successful legal case with the state forest company, the Company reversed 300 million CZK of the accumulated provision for environmental claims. In 2002 and 2001 the Company further reversed 72 million CZK and 84 million CZK, respectively. Although uncertainties exist due to interpretations of applicable laws, management does not believe, based upon the information available at this time, that the ultimate outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.


Insurance Matters

The Nuclear Act (see Note 12) sets limits for liabilities for nuclear damages by the operator of nuclear installations/licenses. The Nuclear Act provides that operators of nuclear facilities are liable for up to 6 billion CZK per incident and that the reimbursement of such liability up to 6 billion CZK is guaranteed by the state. The Nuclear Act limits the liability for damage caused by other activities (such as transportation) to 1.5 billion CZK. The Nuclear Act also requires an operator/licensee to insure its liability connected with the operation of a nuclear power plant up to a minimum of 1.5 billion CZK and up to a minimum of 200 million CZK for other activities (such as transportation). CEZ has a nuclear third party liability policy for damages connected with the operation of the Temelin nuclear power plant. Two separate insurance policies for Temelin cover risk connected with transportation and storage of nuclear fuel according to the requirements of the Nuclear Act. CEZ has a nuclear third party liability policy for damages connected with the operation of nuclear power plant Dukovany, a policy covering transport of nuclear fuel to Dukovany and a property insurance policy for Dukovany covering damages up to 3 billion CZK.

CEZ and CEPS have various insurance coverages, including Directors and Officers Liability, a property policy to cover "all risks" associated with the operation of CEZ's fossil and hydro power plants, general third party liability insurance and risks connected with CEPS' property and liabilities of the transmission business.

24.  Presentation of Financial Statements

The accompanying consolidated financial statements are presented on the basis of International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board. Certain accounting principles generally accepted in the Czech Republic (CAS) do not conform to IFRS used in preparing the accompanying consolidated financial statements. A description of the significant adjustments required to conform the Company's statutory balances to consolidated financial statements prepared in accordance with IFRS is set forth in the following tables.

The effect on retained earnings of differences in IFRS and CAS is as follows (in millions CZK):

                                                                                                 December 31,
                                                                                             -------------------
                                                                                             2002           2001

Balance per CAS                                                                               72,087         67,172

Accumulated provision for nuclear decommissioning and spent fuel storage (Note 12)            (9,715)       (10,128)
Deferred tax on nuclear provisions                                                             3,553          3,140
Capitalized costs of nuclear provisions, net of deferred tax                                   4,226          4,947
Reversal of repairs and maintenance accrual, net of deferred tax                               2,152          1,982
CASTOR containers write-off, net of deferred tax                                                (816)          (772)
Impact of CAS/IFRS accounting differences on the associate, net of deferred tax                 (171)          (262)
Interest capitalized, net of deferred tax                                                     15,482         14,076
Depreciation of interest capitalized, net of deferred tax                                     (1,620)        (1,149)
Other depreciation differences, net of deferred tax                                             (416)          (450)
Gain (loss) on derivatives, net of deferred tax                                                    -         (1,231)
Gain (loss) on embedded derivatives, net of deferred tax                                         (17)          (166)
Additional foreign exchange rate differences under IAS 39, net of deferred tax                     -            577
Other IAS 39 differences                                                                          57            142
Reclassification of items from retained earnings                                                (168)          (202)
                                                                                            --------       --------
   Balance per IFRS                                                                           84,634         77,676
                                                                                            ========       ========

The effect on net income of differences in IFRS and CAS is as follows (in millions CZK):

                                                                                      Year ended December 31,
                                                                               ------------------------------------
                                                                               2002            2001            2000

Net income per CAS                                                               7,321          7,801           6,070

Nuclear decommissioning and spent fuel storage costs (Note 12)                     413            452             268
Deferred tax on nuclear provisions                                                 413           (140)            521
Capitalized costs of provisions, net of deferred tax                              (721)          (132)           (736)
Repairs and maintenance accrual, net of deferred tax                               170            252            (441)
CASTOR containers write-off, net of deferred tax                                   (44)           (86)           (102)
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                    91            (82)             46
Interest capitalized, net of deferred tax                                        1,405          1,650           1,960
Depreciation of interest capitalized, net of deferred tax                         (471)          (290)           (275)
Other depreciation differences, net of deferred tax                                 34             32              33
Gain (loss) on derivatives, net of deferred tax                                    431         (1,096)              -
Gain (loss) on embedded derivatives, net of deferred tax                           149            (58)              -
Additional foreign exchange rate differences under IAS 39, net of
    deferred tax                                                                  (577)           844               -
Other IAS 39 differences                                                           (85)           127               -
Deferred tax on tax loss carryforward                                                -            (95)             10
Deferred tax on other provisions                                                     -              -             (71)
Profit on sale of treasury shares                                                  (18)             -               -
Reclassification of items from retained earnings, net                              (90)           (56)            (46)
                                                                              --------       --------        --------
   Net income per IFRS                                                           8,421          9,123           7,237
                                                                              ========       ========        ========